GRAND PEAK CAPITAL CORP.
(formerly Black Mountain Capital Corporation)

Consolidated Financial Statements
(Stated in U.S. Dollars)

September 30, 2007

GRAND PEAK CAPITAL CORP.
(formerly Black Mountain Capital Corporation)
MANAGEMENT’S REPSONSIBLITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of the company have been prepared by management in accordance with accounting principles generally accepted in Canada and reconciled to accounting principles generally accepted in the United States as set out in Note 16 and contain estimates based on management’s judgment. Management maintains an appropriate system of internal controls to provide reasonable assurance that transactions are authorized, assets safeguarded, and proper records maintained.

The Company’s independent auditor, Sam S. Mah Inc., Chartered Accountant, is appointed by the Shareholders to conduct an audit in accordance with generally accepted auditing standards in Canada and the Public Company Accounting Oversight Board (United States), and his report follows.

The Audit Committee of the Board of Directors has met with the company’s independent auditor to review the scope and results of the annual audit, and to review the consolidated financial statements and related financial reporting matters prior to submitting the consolidated financial statements to the Board for approval.

AUDITOR’S REPORT

To the Shareholders of Grand Peak Capital Corp.

I have audited the consolidated Balance Sheet of Grand Peak Capital Corp. as at September 30, 2007 and the consolidated statements of operations and deficit and cash flows for the year ended September 30, 2007. These consolidated financial statements are the responsibility of the Company’s management. My responsibly is to express an opinion on these consolidated financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards in Canada and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that I plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In my opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 2007 and the results of its operations and cash flow for the year ended September 30, 2007 in accordance with generally accepted accounting principles in Canada.

The consolidated financial statements at December 31, 2006 and for each of the years in the two year period ended December 31, 2006 were audited by other auditors who expressed an opinion without reservation on these consolidated statements in their report to shareholders dated April 16, 2007 and February 22, 2006.

Vancouver, Canada	/s/ Sam S. Mah Inc.
February 15, 2008	Chartered Accountant

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA – U.S. REPORTING CONFLICT.

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the consolidated financial statements are affected by significant uncertainties and contingencies such as those referred to in Note 1 to these consolidated financial statements.  Although we conducted our audit in accordance with both Canadian and U.S. generally accepted auditing standards, my report to the shareholders dated February 15, 2008 is expressed in accordance with Canadian reporting standards which do not require a reference to such matters when the uncertainties are adequately disclosed in the consolidated financial statements.

/s/ Sam S. Mah Inc.
Vancouver, Canada	Chartered Accountant
February 15, 2008

GRAND PEAK CAPITAL CORP.
(formerly Black Mountain Capital Corporation)
Consolidated Balance Sheets
As at September 30, 2007 and 2006
(Stated in U.S. Dollars)

	Sept. 30,	Dec. 31,
	2007	2006
ASSETS
Current Assets
Cash and cash equivalents	$756,652	$446,112
Marketable securities – (Note 4)	101,000	2,340
GST receivable	15,388	-
Accounts receivable	15,146	-

	888,186	448,452

Deposits on asset – (Note 5)	111,605	-
Equipment - (Note 6)	5,401	-
Mineral properties - (Note 7)	30,300	-
Deferred exploration and development expenses (see schedule)	144,132	-
Other	429	-

	$1,180,053	$448,452

LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities	$210,999	$67,976
Loan payable – (Note 8)	404,000	342,936

	614,999	410,912

SHAREHOLDERS’ EQUITY (DEFICIENCY)

Share capital - (Note 9 (a))	3,279,089	2,649,089

Contributed surplus	971,859	971,859

Accumulated other comprehensive income – (Note 17)	380,937	377,085

Deficit	(4,066,831)	(3,960,493)

	565,054	37,540

	$1,180,053	$448,452

Continuance of Operations – (Note 1)
Contingencies – (Note 10)

Approved by the Board:
“Navchand Jagpal”, Director
“Lewis Dillman”, Director

See accompanying notes to the financial statements

GRAND PEAK CAPITAL CORP.
(formerly Black Mountain Capital Corporation)
Consolidated Statements of Operations and Deficit
For the Years Ended September 30, 2007 and 2006
(Stated in U.S. Dollars)

	Sept 30,	Dec. 31,	Dec. 31,
	2007	2006	2005
Expenses
Amortization	$1,568	$-	$1,741
Bank charges and interest	24,675	22,694	15,967
Consulting	2,645	37,617	91,674
Office	280	561	12,074
Professional fees	83,089	65,330	85,378
Transfer agent and regulatory filing fees	23,467	9,937	13,296

	(135,724)	(136,139)	(220,130)

Loss before other items:
Interest and royalty income	29,386	31,280	51,865
Write-down of marketable securities	-	(3,892)	-
Write-down of long-term investments	-	-	(1)
Gain (loss) on sale of long-term investments	-	57,338	82,903
Loss of sale of marketable securities	-	(82,445)	-
Loss on settlement of lawsuits – (Note 10)	-	-	(214,916)
Excise tax re-assessment – (Note 11)	-	52,809	-
Gain on debt settlement – (Note 12)	-	23,633	-
Write-off of loan receivable – (Note 13)	-	(19,450)	-

Net loss for the year	(106,338)	(76,866)	(300,279)

Deficit, beginning of year	(3,960,493)	(3,883,627)	3,583,348

Deficit, end of year	$(4,066,831)	$(3,960,493)	$(3,383,627)

Basic and diluted loss per common share	$(0.01)	$(0.01)	$(0.05)

Weighted average number of common shares outstanding	13,700,181	7,940,089	5,933,514

See accompanying notes to the financial statements

GRAND PEAK CAPITAL CORP.
(formerly Black Mountain Capital Corporation)
Consolidated Statement of Cash Flows
For the Years Ended September 30, 2007 and 2006
(Stated in U.S. Dollars)

	Sept 30,	Dec. 31,	Dec. 31,
	2007	2006	2005
Operating Activities
Net loss for the year	$(106,338)	$(76,866)	$(300,279)

Adjustment for items which do not involved cash:
Amortization	1,568	-	1,741
Unrealized foreign exchange	(33,566)	-	-
Write-down of long-term investments	-	-	1
(Gain) loss on sale of long-term investments	-	(57,338)	(82,903)
Write-off of loan receivable	-	19,450	-
Gain on debt settlement	-	(23,633)	-
Loss of sale of marketable securities	-	82,445	-
Write-down of marketable securities	-	3,892	-

	(138,336)	(52,050)	(381,440)

Changes in non-cash working capital components:
GST receivable	(15,388)	-	-
Marketable securities	2,340	-	4,338
Accounts receivable	(15,146)	629	1,643
Accounts payable and accrued liabilities	122,823	(49,132)	(708,312)
Loan payable	61,064	43,557	343,053

	17,357	(56,996)	(740,718)

Investing Activities
Deposits on asset	(111,605)	-	(617)
Purchase of marketable securities	(101,000)	13,452	85,546
Equipment	(6,969)	-	-
Mineral properties	(10,100)	-	-
Deferred exploration and development	(144,132)	-	-
Other	(429)	-	-

	(374,235)	13,452	84,929

Financing Activities
Common shares issued for cash	630,000	487,000	-

Effect of foreign exchange on cash	37,418	(11,736)	12,193

Net cash provided (used) during the year	310,540	431,720	(643,596)

Cash and cash equivalents, beginning of year	446,112	14,392	657,988

Cash and cash equivalents, end of year	$756,652	$446,112	$14,392

See accompanying notes to the financial statement

Schedule of Deferred Exploration and Development Expenses
For the Years Ended September 30, 2007 and 2006
(Stated in U.S. Dollars)

	Amos	Vassan	Nico	Total

Balance, December 31, 2006	$-	$-	$-	$-

Assaying, geological and general	40,400	40,400	63,332	144,132

Balance, September 30, 2007	$40,400	$40,400	$63,332	$144,132

See accompanying notes to the financial statement

GRAND PEAK CAPITAL CORP.
(formerly Black Mountain Capital Corporation)
Notes to the Consolidated Financial Statements
September 30, 2007 and December 31, 2006
(Stated in U.S. Dollars) – Page 1

1.    NATURE AND CONTINUANCE OF OPERATIONS

The Company was incorporated on December 28, 2001 in the Yukon Territory, Canada and is listed on the TSX Venture exchange. The Company changed its name to Grand Peak Capital Corp. on November 15, 2007. The Company changed its year end from December 31 to September 30 in 2007.

These consolidated financial statements have been prepared assuming the Company will continue on a going-concern basis.  The Company has an accumulated operating deficit of $4.0 million at September 30, 2007 (2006 - $3.9 million). The ability of the Company to continue as a going-concern depends upon its ability to develop profitable operations and to continue to raise adequate equity financing.

There can be no assurance that the Company will be able to continue to raise funds in which case the Company may be unable to meet its obligations.  Should the Company be unable to continue as a going-concern, the net realizable values of its net assets may be materially less than the amounts recorded on the balance sheets.

2.            SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Basis of Accounting and Consolidation

These consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”).  As described in Note 16, these principles differ in certain respects from principles and practices generally accepted in the United Sates (or “US GAAP”).  Summarized below are those policies considered particularly significant to the Company. References to the Company included herein are inclusive of the accounts of the parent company and its wholly-owned subsidiaries. All intercompany balances have been eliminated.

The Company’s wholly-owned subsidiaries and operating status are as follows:

Subsidiary	Status
Lucky Minerals Inc.	Active
2801 Shangri-La Ltd.	Active
Digital Labs Inc.	Inactive
Midland Holland Ltd.	Inactive
Person Finance Ltd	Inactive

Use of Estimates

The preparation of financial statements and related disclosures in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period.  Estimates are based on historical experience and on other assumptions that are believed at the time to be reasonable under the circumstances. The actual results may differ from those previously estimated.

GRAND PEAK CAPITAL CORP.
(formerly Black Mountain Capital Corporation)
Notes to the Consolidated Financial Statements
September 30, 2007 and December 31, 2006
(Stated in U.S. Dollars) – Page 2

2.            SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - cont’d

Key areas where management has made complex or subjective judgements include, fair value of certain assets; accounting for amortization; mineral asset impairment assessments; environmental obligations; income taxes and contingencies.

Financial Instruments

The Company adopted the provisions of CICA Sections 3855, Financial Instruments – Recognition and Measurement, and 1530, Comprehensive Income, on October 1, 2006 which address the classification, recognition and measurement of financial instruments in the financial statements and the inclusion of other comprehensive income.

The Company’s financial instruments comprise cash and cash equivalents, marketable securities, accounts payable and accrued liabilities, and loan payable.

Cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate their fair values on the Consolidated Balance Sheet.  The fair values are the same as the carrying values due to their short-term nature.

Cash and cash equivalents include highly liquid investments with a maturity date of three months or less from the date of acquisition.

The fair value of marketable securities, and loan payable are disclosed in the respective notes to the financial statements.

Mineral Properties and Deferred Exploration and Development Cost

Mineral properties, including options to mineral claims, are stated at cost.  The recorded cost of mineral properties and exploration and development interests is based on cash paid and assigned value, if any, of share considerations given for mineral properties and exploration and development costs incurred.

All direct and indirect costs relating to the acquisition of mineral properties are capitalized on the basis of specific claim blocks or areas of geological interest until the properties to which they relate are placed into production, sold or when management has determined that there is an impairment in the carrying values of those mineral properties.

The Company defers expenditures directly attributable to the exploration and development of mineral properties, pending a decision as to the commercial viability of a property.  At such times as the Company loses or abandons title on its interest in property, the accumulated expenditures on such property are charged to operations.  If any property reaches commercial production, the applicable costs of the mineral property and the deferred exploration and development expenditures will be amortized against related production revenues on the unit of production method, based on the property’s estimated reserves.  Properties which have reached a production stage will have a gain or loss calculated.

GRAND PEAK CAPITAL CORP.
(formerly Black Mountain Capital Corporation)
Notes to the Consolidated Financial Statements
September 30, 2007 and December 31, 2006
(Stated in U.S. Dollars) – Page 3

2.            SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - cont’d

Based on the information available to date, the Company has not yet determined whether the mineral properties it is exploring and developing contain economically recoverable reserves.  The recoverability of the amounts capitalized as mineral properties and deferred exploration and development costs is dependent upon the confirmation of economically recoverable reserves, the ability of the Company to obtain necessary financing to successfully complete its exploration and development programs and upon future profitable production.

The amounts shown for mineral properties and deferred exploration and development expenses represent costs incurred to date, and do not necessarily represent present or future values as they are entirely dependent upon various factors as noted above.

The Company does not accrue the estimated future costs of maintaining its mineral properties in good standing.

Environmental Protection and Rehabilitation Costs

The Company’s policy relating to environmental protection and land rehabilitation programs is charged to income for any such costs incurred during the year.  Presently, the Company does not foresee the necessity to make any material expenditures in this area.

Impairment of Long-Lived Assets

The company reviews long-lived assets for impairment if events or changes in circumstances indicate that the carrying value may not be recoverable.  Recoverability is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset or net realizable value.

Equipment

Equipment consists of office equipment, computer equipment and leaseholds.  The office equipment and computer equipment and leaseholds are recorded at cost and amortized at an annual rate of 20% to 45% using the declining balance method.

Risk Management

Environmental risk:
The Company is engaged in mineral exploration and development and is accordingly exposed to environmental risks associated with mining activity.  The Company is currently in the exploration stages with its mineral interests and has not determined whether significant site reclamation costs will be required.  The Company would record liability for site reclamation only when reasonably determinable and quantifiable.

Portfolio risk:
The Company has marketable securities which are subject to significant price and market volatility.

GRAND PEAK CAPITAL CORP.
(formerly Black Mountain Capital Corporation)
Notes to the Consolidated Financial Statements
September 30, 2007 and December 31, 2006
(Stated in U.S. Dollars) – Page 4

2.            SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - cont’d

Interest rate, foreign currency and credit risk:
The Company is not currently exposed to significant interest rate or credit concentration risk. The Company is currently exposed to foreign currency fluctuations.

Asset Retirement Obligations

The fair value of a liability for an asset retirement obligation is recognized on an undiscounted cash flow basis when a reasonable estimate of the fair value of the obligation can be made.  The asset retirement obligation is recorded as a liability with a corresponding increase to the carrying amount of the related long-lived asset. Subsequently, the asset retirement cost is allocated to expense using a systematic and rational method and is adjusted to reflect period-to-period changes in the liability resulting from the passage of time and from revisions to either expected payment dates or the amounts comprising the original estimate of the obligation.  As of September 30, 2007, the Company does not have any asset retirement obligations.

Future Income Taxes

The Company accounts for potential future net tax assets which are attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and which are measured using tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be settled.  When the future realization of income tax assets does not meet the test of being more likely than not to occur, a valuation allowance in the amount of potential future benefit is taken and no net asset is recognized. Such an allowance has been applied to all potential income tax assets of the Company.

Retirement of long-lived Assets

Long-lived assets are assessed for impairment when events and circumstances warrant, when the carrying amounts of the assets exceeds its estimated undiscounted net cash flow from use or its fair value, at which time the impairment is charged to earnings.

Foreign Currency Translation

The Company’s functional currency is the Canadian dollar and its reporting currency for the presentation of its consolidated financial statements is the US dollar. Under this method, the income statement and the cash flow statement items for each year are translated into the reporting currency using the rates in effect at the date of the transactions, and the assets and liabilities are translated using the exchange rate at the end of that year. All resulting exchange differences are reported as a separate component of shareholders’ equity under accumulated other comprehensive income.

Share Capital

Common shares issued for non-monetary consideration are recorded at their fair market value based upon the lower of the trading price of the Company’s shares on the TSX Venture Exchange on the date of the agreement to issue the shares and the date of share issuance.

GRAND PEAK CAPITAL CORP.
(formerly Black Mountain Capital Corporation)
Notes to the Consolidated Financial Statements
September 30, 2007 and December 31, 2006
(Stated in U.S. Dollars) – Page 5

Royalty income

The Company records royalty income when earned.

Stock-based Compensation

The Company follows the Recommendations of the Canadian Institute of Chartered Accountants (“CICA”) in connection with accounting for stock option-based compensation.  The standard now requires that all stock option-based awards made to consultants and employees be recognized in these consolidated financial statements and measured using a fair value-based method.

Consideration received on the exercise of stock options and compensation options and warrants is recorded as share capital. The related contributed surplus originally recognized when the options were granted, is transferred to share capital.

Loss per share

Loss per share has been calculated using the weighted average number of common shares outstanding during the year. Diluted loss per share is not presented as it is anti-dilutive to the loss per share figures.

Comparative Figures

Certain of the prior years' figures have been reclassified to conform with the current year’s financial statement presentation.

3.    RELATED PARTY TRANSACTIONS

During 2007, there were no related party transactions other than the transaction referred to in Note 6.

During 2006, the Company’s former President’s private company charged $38,463 in management fees and $22,327 in interest on the amounts advanced in 2006 and 2005. The former president received marketable securities and long-term investments valued at $71,138 for management fees, advance repayment and partial interest repayment. The Company recorded a gain on sale of long-term investments of $44,099, a write-down of marketable securities of $3,892 and a loss on sale of marketable securities of $81,597, a result of these settlements.

During 2005, the Company paid or accrued $91,370 (2004 - $76,360) in management and director fees to directors or their private companies and paid or accrued interest of $15,960 (2004 – nil) to the former President’s private company for a loan advanced in 2005.

All transactions with related parties have occurred in the normal course of operations and are measured at their fair value as determined by management.

Refer to Note 8.

GRAND PEAK CAPITAL CORP.
(formerly Black Mountain Capital Corporation)
Notes to the Consolidated Financial Statements
September 30, 2007 and December 31, 2006
(Stated in U.S. Dollars) – Page 6

4.    MARKETABLE SECURITIES

The Company owns publicly-traded securities classified as held for trading as follows:

	September 30, 2007		December 31, 2006
	Aggregate	Market	Aggregate	Market
	Cost	Value	Cost	Value
Publicly-traded securities	$101,000	$101,000	$-	$-

5.    DEPOSITS ON ASSET

The Company’s deposits consist of cash deposits of $111,605 on the purchase of a real estate condominium totalling $1,116,050 with the balance to be paid as follows:
- $111,605 on July 1, 2008;
- $55,803 on January 1, 2009;
- and, $837,037 due upon completion.

6.    EQUIPMENT

	Cost	Accumulated Amortization	2007 Net	2006 Net
Computer equipment	$56,638	$51,237	$5,401	$–
Furniture and equipment	33,343	33,343	–	–
Leaseholds	3,880	3,880	–	–
	$93,861	$88,460	$5,401	$–

7.    MINERAL PROPERTIES

	Amos	Vassan	Nico	Total
Balance, beginning of year	$–	–	–	$–

Cash	5,050	5,050	20,200	30,300
Balance, end of year	$5,050	5,050	20,200	$30,300

Amos and Vassan

Pursuant to an Option Agreement dated February 20, 2007, the Company acquired the right to acquire a 100% interest in two mineral properties located in the Abitibi region of the Province of Quebec, Canada, consisting of 75 mineral claims by paying cash of $10,000CDN. If an economic discovery is made on the property, the Company must issue $70,000 in common shares as a bonus. There is a 2% Net Smelter Return royalty ("NSR") of which 1% of the NSR may be purchased for $1,000,000.

Nico

Pursuant to an Option Agreement dated June 20, 2007, the Company acquired the right to acquire a 100% interest in 51 mineral claims located in the Abitibi region of the Province of Quebec, Canada by paying cash of $20,000CDN. The property is subject to the same economic discovery commitments and NSR as the above-noted February 20, 2007 Option Agreement.

GRAND PEAK CAPITAL CORP.
(formerly Black Mountain Capital Corporation)
Notes to the Consolidated Financial Statements
September 30, 2007 and December 31, 2006
(Stated in U.S. Dollars) – Page 7

8.            LOAN PAYABLE

The Company owes the former President’s private company $404,000 at September 30, 2007 (2006 - $342,936) plus accrued interest of 67,938 (2006 - $37,093), which has been included in accounts payable and accrued liabilities.  The loan is an unsecured demand loan bearing interest at 6% per annum.

Refer to Note 3.

9.            SHARE CAPITAL

a)    Authorized share capital consists of unlimited common shares without par value.
	September 30, 2007				December 31,
	2007			2006			2005
	Number of Shares	$		Shares	$		Shares	$
Balance, beginning of year	11,033,514		2,649,089	5,933,514		2,162,089	5,933,514		2,162,089
Shares issued for warrants	2,500,000		250,000	–		–	–		–
Private placement	3,800,000		380,000	5,100,000		487,000	–		–
Balance, end of year	17,333,514		3,279,089	11,033,514		2,649,089	5,933,514		2,162,089

Private placement

Private placement consisted of 3,800,000 units at a price of $0.10 per unit. Each unit consisted of one share and one share purchase warrant. The one share purchase warrant entitles the holder to purchase one further share of the Company at a price of $0.13 within two years.

b)    Stock Options

The Corporation has an incentive stock option plan authorizing the Company to grant options up to 10% of the issued and outstanding common stock of the Company to directors, officers, employees and consultants of the Company. No specific vesting terms are required. The term of each grant shall be no greater than 5 years from the date of grant. The option price shall be no less than the price permitted by the TSX Venture Exchange.

GRAND PEAK CAPITAL CORP.
(formerly Black Mountain Capital Corporation)
Notes to the Consolidated Financial Statements
September 30, 2007 and December 31, 2006
(Stated in U.S. Dollars) – Page 8

SHARE CAPITAL - cont’d

b)    Stock Options

No options have been granted in 2007 nor the prior two fiscal years. During the year ended December 31, 2005, 120,000 stock options with a weighted-average exercise price of $1.25 expired, leaving no outstanding options at December 31, 2005.

c)    Warrants

	September 30, 2007		December 31, 2006
	Number of Shares	Weighted Price	Number of Shares	Weighted Price
Opening balance	5,100,000	0.13	–	–
Expired	(2,500,000)	0.10	–	–
Granted during the year	3,800,000	0.13	5,1000,000	0.13
Closing balance	6,4000,000	0.14	5,1000,000	0.13
Weighted remaining life in years		1.03	0.61

10.          CONTINGENCIES

a)
A statement of claim was filed against the Company to recover certain oil and gas properties which the claimant alleged was sold to it by the former management of the Company. The Company believed these oil and gas properties were not included as part of the properties sold to the claimant. The Company offered to transfer certain of the interests in exchange for a waiver of court costs.

b)
During the year ended December 31, 2003, the Cybersurf Corp. (“Cybersurf”) filed a statement of claim alleging that the Company engaged in improper actions during the Company’s attempt to replace the board of directors of Cybersurf at its annual general meeting held on November 28, 2002. The Company was Cybersurf’s largest shareholder until it sold its investment during the year ended December 31, 2004 for proceeds of $1,125,037 (CAD $1,575,000). During the year ended December 31, 2004, the Company paid a court judgment of $79,003 for costs related to the Company’s legal challenge to the election of directors of Cybersurf at its November 28, 2002 annual general meeting.

On March 23, 2005, the Company announced it had entered into an agreement to settle and dismiss its litigation with Cybersurf. The Company did not admit to any liability or wrongdoing. Pursuant to the settlement, the Company contributed $601,760 (CAD $725,000) in exchange for a full release of claims and a withdrawal of the complaints by Cybersurf. This amount and related legal costs of $699,793 (2005 - $118,827) were recorded as a loss on settlement of lawsuit for the year ended December 31, 2004.

During the year ended December 31, 2005, the Company settled with the Alberta Securities Commission (the "ASC") in respect of an alleged breach of takeover bid rules and control persons reporting obligations. Pursuant to the terms of the settlement, the Company paid $40,693 to the ASC to, among other things, mitigate the continuing expense of protracted litigation. This amount and related legal costs of $55,396 were recorded as a loss on settlement of lawsuits for the year ended December 31, 2005.

GRAND PEAK CAPITAL CORP.
(formerly Black Mountain Capital Corporation)
Notes to the Consolidated Financial Statements
September 30, 2007 and December 31, 2006
(Stated in U.S. Dollars) – Page 9

11.          EXCISE TAX RE-ASSESSMENT

Upon appeal, the Company received a Good and Services Tax refund of $52,809 during 2006 for prior input tax credits incurred and previously denied by the Canada Revenue Agency.

12.          GAIN ON DEBT SETTLEMENT

The Company was forgiven $23,633 on amounts included in accounts payable and accrued liabilities at December 31, 2005.

13.          WRITE-OFF OF LOAN RECEIVABLE

During 2006, the Company wrote-off as uncollectible a loan from a former consultant of $17,113 plus accrued interest of $2,337.

14.          SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING

There were no significant non-cash transactions in fiscal 2007.

During the year ended September 30th, 2006, the Company settled $42,088 in loans payable and $29,050 in accounts payable and accrued liabilities to the former President’s private company by transferring marketable securities and long-term investments valued at a cost of $112,528.

There were no significant transactions in fiscal 2005.

15.          INCOME TAXES

A reconciliation of income taxes at statutory rates is as follows:

	September 30,	December 31, 2006
	2007	2006	2005
Net loss for the year	(106,338)	(76,866)	(300,779)

Expected income recovery	(36,262)	(26,227)	(104,707)
Net adjustment for amortization, deductible and non-deductible amounts	535	9,894	11,392
Unrecognized benefit of non-capital loss	35,727	16,333	93,315
Total income taxes	–	–	–

GRAND PEAK CAPITAL CORP.
(formerly Black Mountain Capital Corporation)
Notes to the Consolidated Financial Statements
September 30, 2007 and December 31, 2006
(Stated in U.S. Dollars) – Page 10

15.          INCOME TAXES (cont’d)

The significant components of the Company’s future income tax assets are as follows:

	September 30,	December 31, 2006
	2007	2006	2005
Tax rates	(34.1%)	(34.1%)	(35.6%)
Future income tax assets:
Canadian exploration and development expenses	59,000	11,900	$11,900
Equipment	96,000	82,800	80,000
Net-capital loss carry forwards	5,232,000	5,232,000	5,462,119
Non-capital loss carry forwards	1,028,000	868,000	823,000
	6,415,000	6,194,700	6,377,019
Valuation allowance	(6,415,000)	(6,194,700)	(6,377,019)
Total income taxes	$–	$–	$–

The Company has non-capital losses of approximately $3.0 million, which are available to reduce future taxable income in Canada and which expire between 2006 and 2027 The Company also has net capital losses of approximately $15.0 million, which can be carried forward indefinitely to reduce future taxable capital gains in Canada. The Company has not recognized any future benefit for these tax losses and resource deductions, as it is not considered likely that they will be utilized.

16.         DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERLLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

These consolidated financial statements have been prepared in accordance with Canadian GAAP. The material variations in the accounting principles, practices, and method used in the preparation of these consolidated financial statements from principles, practices and methods accepted in the U.S. and described and quantified below:

The impact of the differences between Canadian GAAP and U.S. GAAP on the consolidated balance sheets, consolidated statements of operations and cash flows would be as follows:

	September 30,	December 31,
	2007	2006
Balance Sheet
Current assets, Canadian GAAP	$888,186	$448,452
Unrealized holding gain on trading securities	–	–

Current asset, U.S. GAAP	888,186	$448,452

Long-term investments, Canadian GAAP	291,867	–
Unrealized holding gain (loss) on available-for-sale securities	–	–

Total assets, U.S. GAAP	$1,180,053	$448,452

GRAND PEAK CAPITAL CORP.
(formerly Black Mountain Capital Corporation)
Notes to the Consolidated Financial Statements
September 30, 2007 and December 31, 2006
(Stated in U.S. Dollars) – Page 11

16.          DIFFERENCES BETWEEN CANADIAN AND UNI’I`ED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) - cont’d

	September 30,	December 31,
	2007	2006
Liabilities
Current liabilities, Canadian GAAP and U.S. GAAP	$614,999	$410,912
Shareholder’s equity (deficiency) Canadian GAAP	565,054	37,540
Unrealized holding gain on available-for-sale securities	–	–
Unrealized holding gain on trading securities	–	–

Shareholders’ equity, U.S. GAAP	565,054	37,540

Statement of Operations
Net loss for the year, Canadian GAAP	(106,338)	(76,886)
Adjustment on trading securities	–	–

Net loss for the year, U.S. GAAP	(106,338)	(76,886)

Basic and diluted loss per common share, U.S. GAAP	(0.01)	(0.01)

At September 30, 2007 and 2006, potentially dilutive shares were excluded from net loss per share.

There is no impact on cash flows for the comparative years as the adjustments to the carrying values of marketable securities and long-term investments required under U.S GAAP are comprised of unrealized holding gains and losses only,

Marketable Securities

For Canadian GAAP purposes, short-term marketable securities are carried at the lower of cost or quoted market value on a specific identification basis, with any unrealized loss included in the statements of operations.  Long-term investments are carried on the cost or equity basis and only written-down when there is evidence of a decline in value that is other than temporary.

Under U.S. GAAP, Statements of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS l15") requires that certain investments be classified into available-for-sale or trading securities stated at fair market values. Any unrealized holding gains or losses are to be reported as a separate component of shareholder’s equity until realized for available-for sale securities and included in earnings for trading securities. Under FAS 115, at December 31, 2005, the Company’s investment in marketable securities in the amount of $112,234 would be classified as trading securities and its investment in long-term investment securities carried at cost in the amount of $337 would be classified as available-for-sale securities.

GRAND PEAK CAPITAL CORP.
(formerly Black Mountain Capital Corporation)
Notes to the Consolidated Financial Statements
September 30, 2007 and December 31, 2006
(Stated in U.S. Dollars) – Page 12

16.          DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) - cont’d

Marketable Securities

The Company does not own any securities at December 31, 2006.

	Carrying Value	Gross Unrealized Gain	Gross Unrealized Loss	Market Value
December 31, 2005
Trading securities	$112,234	$255,411	$–	$367,645
Available-for-sale securities	337	147,176	–	147,513
	112,571	402,587	–	515,158

December 31, 2006
Trading securities	$–	–	–	–
Available-for-sale securities	–	–	–	–
	$–	$–	$–	$–

September 30, 2007
Trading securities	$101,000	–	–	101,000
Available-for-sale securities	–	–	–	–
	$101,000	$–	$–	$101,000

GRAND PEAK CAPITAL CORP.
(formerly Black Mountain Capital Corporation)
Notes to the Consolidated Financial Statements
September 30, 2007 and December 31, 2006
(Stated in U.S. Dollars) – Page 13

17.          ACCUMULATED OTHER COMPREHENSIVE INCOME

$ Amount
Balance, beginning of year	$377,085
Cumulative translation adjustments	3,852
Balance, beginning of year	380,937

18.          SUBSEQUENT EVENTS

Subsequent to September 30, 2007:

a)	On November 15, 2007, the Company changed its name to Grand Peak Capital Corp. See Note l.

b)	On November 20, 2007, the Company announced it will consolidate all of the issued and outstanding shares of the Company at a ratio of 5 currently issued shares for one new share.

c)
Subject to regulatory approval, on December 17, 2007, the Company completed a non-brokered private placement for 5,000,000 units at a price of $0.21 per unit. Each unit consists of one common share and one share purchase warrant. Each warrant entitles the holder to purchase one common share at a price of $0.28 within two years.

d)
On November 20, 2007, the Company entered into an Option Agreement with Bedford Resource Partners to acquire a 90% interest for a cost of $10,000 CDN and additional payments totalling $36,000 CDN over the next 3 years and to bear 100% of the costs to develop the property to a pre-feasibility stage on or before December 31, 2012.

e)	2,600,000 share purchase warrants with an exercise price of $0.165 per share expired.